Filed by The Bank of Yokohama, Ltd
Pursuant to Rule 425 under the U.S. Securities Act of 1933
Subject Companies: The Bank of Yokohama, Ltd. (File Number: 132-02790) and
The Higashi-Nippon Bank, Limited (File Number: 132-02789)
Dated May 18, 2015

Information Meeting
~ Financial Results for FY2014 ~
(Excerpt)
May 18, 2015

3. Growth Strategy
(4) Business integration with The Higashi-Nippon Bank, Limited
Working towards the business integration with The Higashi-Nippon Bank scheduled for April 2016, the banks commenced collaborations such as ATM collaboration and business collaboration with The Bank of Yokohama's group companies in order to provide high-quality financial services.
With respect to earnings synergies following the business integration, the banks are considering streamlining sales infrastructure through,
for example, opening new branches and leveraging shared branches in order to increase loans to high net worth individuals and small- and medium-sized enterprises as well as increasing sales of investment products.
With respect to operational synergies following the business integration, the banks are considering measures such as integrating market divisions and administration centers, integrating and reallocating branches and integrating main IT systems.

Vision for the new financial group
The new group will aim to contribute to creating a vibrant future as a trusted financial group and to enhance its corporate value together with the growth of the region by providing the best financial services to its customers through collaboration that leverages the strengths and uniqueness of each group company.
Friday, November 14, 2014
Execution of the Basic Agreement Concerning  Consideration of a Business
Integration
September 2015 (scheduled)
Execution of a definitive agreement concerning the business integration pursuant to resolutions adopted at the board of directors'
meetings of both banks
December 2015
(scheduled)
Extraordinary shareholders' meetings of both banks
April 2016 (scheduled)
Establishment of the Holding Company (effective date) and listing
Collaborations already implemented
December 2014:  Formation of a syndicated loan
January 2015:  Holding various joint study sessions
March 2015:  Commencement of ATM collaboration
March 2015:  Commencement of business collaboration between The Higashi-Nippon
Bank and The Bank of Yokohama's three group companies (Hamagin Finance, Hamagin
Research Institute and Yokohama Capital)
March 2015:  Hosting joint tax seminars for customers
Synergies under consideration
Strengthen consulting services for high net worth individuals, sales of investment products and sales of solution services for small- and medium- sized enterprises in Tokyo
Enhance services responsive to globalization, such as overseas expansion support Open new branches in growing regions
Operational synergies
Integrate market divisions
Introduce system for efficient operational processing
Integrate administration centers
Integrate or reallocate branches or transform branches to shared branches
Integrate IT systems
Shift personnel to sales
0

Information Meeting
~ Appendix ~
(Excerpt)
May 18, 2015

History and Outline of The Higashi-Nippon Bank, Limited
History
1924 Established as Tokiwa Mujin Corporation in Mito City, Ibaraki Prefecture
1951 Changed corporate name to Tokiwa Sogo Bank
1972 Listed on the Second Section of the Tokyo Stock Exchange
1973 Listed on the First Section of the Tokyo Stock Exchange
1989 Changed corporate name to The Higashi-Nippon Bank, Limited and converted to an ordinary bank
2014 Celebrated its 90-year Anniversary on April 5, 2014
Outline
As of March 31, 2015
Total assets:    JPY2,104.5 Bn
Total deposits: JPY1,850.1 Bn
Total loans:      JPY1,555.9 Bn
Number of employees: 1,430
Number of branches: 80 (domestic)
Deposits (as of March 31, 2015)(in billions of yen)
Corporate
580.2
(31.3%)
Public Funds
55.0
(2.9%)
Financial Institutions
25.4
(1.3%)
Personal
189.4
(64.2%)
Total Deposits = JPY1,850.1 Bn

Loans (as of March 31, 2015)
(in billions of yen)
Personal
248.6
(15.9%)
The Others
232.9
(14.9%)
SMEs
1,074.3
(69.0%)
Total Loans = JPY1,555.9 Bn
Reference - 3

The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank, Limited,
or one of them, may file a registration statement on Form F-4 ("Form F-4")
with the U.S. Securities and Exchange Commission (the "SEC")
in connection with the possible business combination (or integration) between the two companies, if it is consummated.  The Form F-4 (if filed) will contain a prospectus and other documents.  If a Form F-4 is filed and declared effective, the prospectus contained in the Form F-4 will be mailed to U.S.
shareholders of The Bank of Yokohama, Ltd. and The Higashi-Nippon Bank,
Limited, or one of them, prior to the shareholders' meeting(s) at which such business combination (or integration) will be voted upon.
The Form F-4 and prospectus (if the Form F-4 is filed) will contain important information about the two companies, such business combination (or integration)
and related matters.
U.S. shareholders to whom the prospectus is distributed are urged to read the
Form F-4, the prospectus and other documents that may be filed with the
SEC in connection with such business combination (or integration) carefully before they make any decision at the respective shareholders' meeting with respect to such business combination (or integration).
Any documents filed with the SEC in connection with such business combination
(or integration) will be made available when filed, free of charge, on the
SEC's web site at www.sec.gov.  In addition, upon request, the documents can be distributed for free of charge.  To make a request, please refer to the following contact information.

The Bank of Yokohama, Ltd.
Corporate Planning Department, Public Relations Office
Tel: 045-225-1141

The Higashi-Nippon Bank, Limited
Corporate Planning Department, Public Relations Office
Tel: 03-3273-4073